Exhibit 1.01

LiveWire Group, Inc.

Conflict Minerals Report

for the Year Ended December 31, 2025

This conflict minerals report for the year ended December 31, 2025, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

1.Company Overview

This report has been prepared by the management of LiveWire Group, Inc. (the “Company,” “we,” “us,” or “our”). The information in this report includes the activities of all majority-owned subsidiaries and variable interest entities required to be consolidated.

The Company has two reportable segments based upon how management reviews the operations of the business: Electric Motorcycles and STACYC. The Company’s reportable segments are strategic business units that offer different products and services and are managed separately based on the fundamental differences in their operations. The Electric Motorcycles segment consists of the business activities related to the design and sales of electric motorcycles. The Electric Motorcycles segment also sells electric motorcycle parts, accessories, and apparel. The Electric Motorcycles segment products are sold at wholesale to a network of independent dealers and at retail through a Company-owned dealership and through online sales. The STACYC segment consists of the business activities related to the design and sales of the STACYC brand of electric balance bikes for kids and an adult pedal assist electric bike that was introduced in March 2025. The STACYC segment products are sold at wholesale to independent dealers and independent distributors, as well as direct to consumers online.

We are party to a Contract Manufacturing Agreement with Harley-Davidson Motor Company Inc. (“H-D”) pursuant to which H-D provides contract manufacturing and procurement services to us for the products in our LiveWire platform, as well as future anticipated platforms. We believe it is likely that tin, tantalum, tungsten, and gold (“3TG”) may be found in some form in all LiveWire products. However, we believe that the amount and value of 3TG that may be in any given motorcycle or electric balance bike is generally de minimis compared to the size and value of the item as a whole.

Supply Chain

We rely on our direct suppliers to provide information regarding the presence of 3TG in components and materials that they supply to us and the origin of that 3TG—including sources of 3TG that lower-tier suppliers supply to them. Our supply chain during the reporting period included approximately 117 different direct suppliers (excluding suppliers who only provide services to us).

Conflict Minerals Statement:

We adopted and disclosed the following Statement on Conflict Minerals:

LiveWire Statement on Conflict Minerals

LiveWire, has adopted commitments regarding conflict minerals. LiveWire is committed to supporting responsible sourcing of its materials from suppliers that share our values around human rights and environmental responsibility. To further this objective, we are committed to complying with the requirements set forth in the final rule regarding the use of “Conflict Minerals” under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the related rules and regulations issued by the U.S. Securities and Exchange Commission (“SEC”).

The rules and regulations require certain public companies to perform supply chain due diligence to identify the extent to which their products contain Conflict Minerals originating from the Democratic Republic of the Congo and certain adjoining countries (“Covered Countries”). “Conflict Minerals” is currently defined as tin (cassiterite), tungsten (wolframite), tantalum (columbite-tantalite or coltan), and gold.

In order to support a conflict-free supply chain and comply with the applicable rules and regulations, LiveWire commits to:

•	Support the objectives of the legislation on Conflict Minerals.

•	Identify the presence of Conflict Minerals in our supply chain that are or may be necessary to the functionality of our product.

•	Develop repeatable processes to determine whether Conflict Minerals in our supply chain, if any, originate from Covered Countries or are derived from recycled or scrap sources.

•	Perform a series of supplier inquiries to help ensure the responsible sourcing of minerals within our supply chain.

•	Educate our suppliers with respect to our reporting requirements related to Conflict Minerals.

•	Require our suppliers to adhere to a Supplier Code of Conduct established by H-D which includes the responsible sourcing of materials by H-D, as our purchasing agent and contract manufacturer.

•	Prepare an appropriate disclosure for LiveWire’s required SEC filings on the due diligence performed.

•

In addition to the foregoing commitments, we expect our suppliers to perform similar due diligence on the sources of Conflict Minerals in their respective supply chains and make their findings available to us.

This statement is publicly available on our website at: https://investor.livewire.com/governance-leadership/governance-documents/default.aspx

2.Conflict Minerals Compliance Process

Compliance Framework

We worked with H-D pursuant to the terms of our Master Services Agreement (the “MSA”) to design a Conflict Minerals Compliance Program (“Compliance Program”) in a manner that we intend to conform in all material respects with the framework in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (“OECD Guidance”), and the related Supplements for 3TG.

Statement on Conflict Minerals

As described above, we adopted a Statement on Conflict Minerals, which is posted on our website at: https://investor.livewire.com/governance-leadership/governance-documents/default.aspx

Internal Team and Training

The Company has established an internal reporting structure for conflict minerals which includes receiving regular updates on the project’s progress during the reporting period. A team of subject matter experts is responsible for implementing the Compliance Program. Senior management is briefed about the results of such compliance efforts regularly. LiveWire provides its internal and external stakeholders with training and assistance on related matters as needed pursuant to the terms of the Compliance Program.

Control Systems

Our controls aimed at ensuring the completeness and accuracy of our compliance efforts include: (i) the integration of our product data repositories with our internal conflict minerals survey tool, (ii) mechanisms to identify additional suppliers in our supply base, and (iii) the implementation of a standardized follow-up cadence with suppliers based on their survey responses. Additional controls include our Code of Business Conduct and Ethics, which outlines expected behaviors for all our employees, and the H-D Supplier Code of Conduct that requires suppliers to H-D, including any supplier providing materials for the products that H-D manufactures for our LiveWire platform, to cooperate with our conflict minerals and other compliance efforts.

As we do not have direct relationships with 3TG smelters and refiners in the ordinary course of business, we utilized a reputable third-party conflict minerals service firm (“Service Firm”) to assist with compliance efforts. We utilized this firm to organize and analyze data received internally and externally and to gain insight into how to improve our reporting process further. We also have access to a list of global smelters and can determine which are certified as “conflict-free” and those that are not.

Grievance Mechanism

We have longstanding grievance mechanisms that allow employees and suppliers to report violations of the Company’s policies and any violation of the H-D Supplier Code of Conduct.

Records Maintenance

We have retained all relevant documentation from our country-of-origin inquiry and due diligence measures.

Identify and Assess Risk in Our Supply Chain

Because of the size of our Company, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult for us to identify actors upstream from our direct suppliers.

As described above, our efforts relating to the reporting period encompassed 117 direct suppliers (excluding suppliers who only provide services to us), which constituted substantially our entire direct supply chain. We rely on suppliers whose materials or components contain 3TG to provide us with information about the source of 3TG contained in those materials or components. Our direct suppliers similarly rely upon information that their suppliers provide to them. We believe many of the largest suppliers either are SEC registrants and subject to the Rule or are suppliers to other SEC registrants that are subject to the Rule.

Design and Implement a Strategy to Respond to Risks

The Company works with H-D on a process through which the conflict minerals program is implemented, managed, and monitored in accordance with the terms of the MSA. We update senior management regarding changes to the conflict minerals program or risk assessments.

Report on Supply Chain Due Diligence

This conflict minerals report is being filed with the SEC as an exhibit to our specialized disclosure report on Form SD and is available on our website at: https://investor.livewire.com/overview/default.aspx

3.Reasonable Country of Origin Inquiry and Results

Supplier Surveys

Consistent with our Statement on Conflict Minerals, we worked with H-D to design a country-of-origin inquiry to provide a reasonable basis for us to determine whether we source 3TG from the Democratic Republic of the Congo and certain adjoining countries (the “Covered Countries”). To determine whether the necessary 3TG in our products originated in Covered Countries, the Service Firm reviewed our supply chain and identified risks. The Conflict Minerals Reporting Template (“CMRT”) version 6.0 or higher was used to survey our direct suppliers.

During the supplier survey, suppliers were contacted via a software-as-a-service (SaaS) platform that the Service Firm uses that enables users to complete and track supplier communications and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment, and management. The survey is intended to facilitate the disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a direct supplier’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters the direct supplier and its suppliers use. In addition, the CMRT contains questions about the origin of 3TG included in the direct supplier’s products, as well as supplier due diligence. The platform also provides functionality that meets the OECD Guidance process expectations by evaluating the quality of each supplier response and assigning a health score based on the direct supplier’s declaration of process engagement. Additionally, the data we provide in this report, as well as the step-by-step process for supplier engagement and upstream due diligence investigations performed, are managed through this platform.

All direct suppliers were asked to complete a CMRT. To ensure that direct suppliers understood the expectations, a conflict mineral contact for each direct supplier was obtained and contacted by phone or email. Employees are made available to answer direct suppliers’ questions on an as-needed basis. Our Compliance Program maintained a centralized mailbox for routing conflict minerals-related inquiries and answered all questions from direct suppliers that requested further clarification. Each direct supplier was provided with a copy of the CMRT to complete for conflict minerals tracking. Furthermore, responses to the CMRT were reviewed with certain direct suppliers where additional clarification was necessary. Training and education to guide suppliers on best practices and the use of this template was included. The Compliance Program monitored and tracked all communications in the platform for future reporting and transparency.

The Compliance Program includes automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT. The results of this data validation contribute to the Compliance Program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement.

All submitted forms that suppliers have submitted are accepted and classified as valid or invalid so that data is retained. Direct Suppliers are contacted by the Service Firm regarding invalid forms and are encouraged to submit a valid form. The Service Firm also provided direct suppliers with guidance on how to correct these validation errors in the form of feedback on their CMRT submission. Some direct suppliers may remain unresponsive to feedback, and our Compliance Program tracks program gaps to account for opportunities to improve in the future.

Survey Responses and Follow-up Engagement

The following summarizes matters relating to our survey responses:

In response to our inquiry, we received substantive responses from 76 suppliers surveyed. Follow-up inquiries were made to each direct supplier that did not respond to the initial survey, by phone or email, until a response was obtained or until the campaign ended. The responses were reviewed against criteria developed to determine whether the responses required further engagement with our direct suppliers. These criteria included unclear or incomplete responses and inconsistencies within the data reported in the CMRT. Our Compliance Program worked directly with those suppliers to obtain supplemental responses or clarification, as applicable.

The large majority of the responses that we received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that the supplier supplies to us or were otherwise unable to specify the smelters or refiners used for components or materials supplied to us. We were therefore unable to determine whether any of the 3TG that these suppliers reported was contained in components or materials that the suppliers supplied to us or to validate that any of the smelters or refiners that the suppliers identified are in our supply chain. As a result, we have elected not to present smelter and refiner names in this report.

Approximately 38% of the substantive supplier responses indicated that the supplier does not utilize 3TG or that there was no risk of the supplier using 3TG from Covered Countries.

In approximately 6% of the substantive supplier responses, the supplier indicated that it used 3TG but that there was no reason to believe that the 3TG it provided may have been sourced from Covered Countries, and no further follow-up was required.

Approximately 21% of the substantive supplier responses contained information suggesting that 3TG used by the supplier could be sourced from Covered Countries. These suppliers were asked to provide further explanations of their responses and give insight into their due diligence process.

Approximately 35% of the 117 suppliers that we surveyed were eventually classified as not being within the scope of this initiative, as these suppliers were previously thought to have spend with LiveWire in 2025, but in fact did not.

Approximately 17% of the 117 suppliers that we surveyed did not respond.

Conclusion

We conducted our country-of-origin inquiry in good faith in accordance with our Compliance Program, and we believe that such an inquiry was reasonable to allow us to make our determination. After reviewing the results of our country-of-origin inquiry, we determined that we had reason to believe that 3TG necessary for the functionality or production of our products from 16 suppliers may have originated in a Covered Country during 2025, all within the meaning of the Rule. Therefore, we determined that the Rule required us to conduct due diligence regarding the source of such 3TG.

4.Due Diligence and Results

Due Diligence

In light of the responses to our inquiries from 16 direct suppliers that contained information suggesting that 3TG may be sourced from Covered Countries, specific due diligence measures were completed in accordance with our Compliance Program to obtain additional information. In particular, there was further communication with the relevant suppliers seeking additional information as to whether any of the 3TG that these suppliers reported were actually contained in components or materials that the suppliers supplied to us, whether any of the 3TG that these suppliers reported, in fact, originated in a Covered Country, and whether any of the 3TG that these suppliers reported benefit armed groups in Covered Countries. We did not receive any reliable information indicating that these remaining 16 suppliers sourced 3TG from Covered Countries in a manner that benefited armed groups in Covered Countries.

Conclusion

We conducted our due diligence in good faith. After reviewing the results of our due diligence, we did not find any evidence to suggest that any of the 3TG in our supply chain that may have originated in a Covered Country: (1) finances any armed groups in the Covered Countries or (2) is actually contained in our products.

5.Future Actions to Improve Our Process

In addition to the commitments set forth in our Statement on Conflict Minerals, we also take the following steps to ensure the effectiveness of our Compliance Program:

a.	Continue to provide training on conflict mineral compliance, as necessary.

b.	Continue to engage with suppliers to assist them in their efforts to improve the quality of information that they obtain from their supply chains.

c.	Continue to engage any of our suppliers at risk of supplying us with 3TG from sources in the Covered Countries that they cannot demonstrate are “conflict-free”.